UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TARGETED MEDICAL PHARMA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876140104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 876140104	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derma Medical Systems Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,274,330
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,274,330

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,274,330
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 876140104	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Richard Wenkart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 420,000
	6.	SHARED VOTING POWER 4,274,330
	7.	SOLE DISPOSITIVE POWER 420,000
	8.	SHARED DISPOSITIVE POWER 4,274,330

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,694,330
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.93%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

This Schedule 13G related to the common stock, par value $0.001 per share (the “Common Stock”) of Targeted Medical Pharma, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 2980 Beverly Glen Circle, Suite 100, Los Angeles, CA 90077.

Item 2.

(a)	This statement is filed on behalf of Derma Medical Systems Inc. and Dr. Thomas Richard Wenkart (each, a “Reporting Person”).

(b)	The principal business address of each Reporting Person is c/o Derma Medical Systems Australia Pty Limited, 301 Catherine Street, Leichhardt, NSW 2040, Australia.

(c)	Derma Medical Systems Inc. is a Nevada corporation. Dr. Wenkart is a citizen of Australia.

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 876140104

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4. Ownership.

The percentages of ownership held by the Reporting Persons set forth below are based on 27,730,227 shares of Common Stock outstanding at January ___, 2016:

		No. of Shares
(a)	Amount beneficially owned:
	Derma Medical Systems Inc. (1)	4,274,330
	Thomas Richard Wenkart (2)	4,694,330
(b)	Percent of class:
	Derma Medical Systems Inc. (1)	15.4%
	Thomas Richard Wenkart (2)	16.9%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote
	Derma Medical Systems Inc. (1)	0
	Thomas Richard Wenkart (2)	420,000
	(ii) Shared power to vote or to direct the vote
	Derma Medical Systems Inc. (1)	4,274,330
	Thomas Richard Wenkart (2)	4,274,330
	(iii) Sole power to dispose or to direct the disposition of
	Derma Medical Systems Inc. (1)	0
	Thomas Richard Wenkart (2)	420,000
	(iv) Shared power to dispose or to direct the disposition of
	Derma Medical Systems Inc. (1)	4,274,330
	Thomas Richard Wenkart (2)	4,274,330

(1)	Includes (i) 2,107,664 shares of Common Stock and (ii) 2,166,666 shares of Common Stock issuable upon conversion of a convertible debenture in the principal amount of $650,000. Derma Medical Systems Inc. may convert the principal amount in whole or in part at any time prior to the debenture’s maturity at a price of $0.30 per share; the stated maturity date of the debenture is January 12, 2018.

(2)	Includes (i) an aggregate of 4,274,330 shares of Common Stock held by Derma Medical Systems Inc., (ii) 400,000 shares of Common Stock held by Ultera PTY Ltd ATF MPS Superannuation Fund and (iii) 20,000 shares of Common Stock held by Throven PTY Ltd. Dr. Wenkart is the owner and President of Derma Medical Systems Inc. and is the owner and a director of Ultera PTY Ltd ATF MPS Superannuation Fund and Throven PTY Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

DERMA MEDICAL SYSTEMS INC.

	By:	/s/ Thomas Richard Wenkart
Thomas Richard Wenkart, President

THOMAS RICHARD WENKART

/s/ Thomas Richard Wenkart
Thomas Richard Wenkart